Item 77D - Deutsche Bond VIP (a series of Deutsche
Variable Series I)

Effective on July 14, 2014, Deutsche Bond VIP (the
"Fund") may invest up to 5% of its net assets in shares of the following affiliated mutual funds: Deutsche Enhanced Emerging Markets Fixed Income Fund, which invests primarily in high yield emerging market bonds; Deutsche Floating Rate Fund, which invests primarily in senior loans; and Deutsche High Income Fund, which invests primarily in high yield bonds. The Advisor has agreed to apply a management fee credit to the Fund equal to the management fee of Deutsche Enhanced Emerging Markets
Fixed Income Fund, Deutsche Floating Rate Fund or
Deutsche High Income Fund, as applied to the amount of assets invested by the Fund in Deutsche Enhanced
Emerging Markets Fixed Income Fund, Deutsche Floating
Rate Fund or Deutsche High Income Fund.
The Fund may invest up to 25% of total assets in foreign investment grade bonds (those in the top four grades of credit quality). The Fund may also invest up to 35% of total assets in non-investment grade securities (junk bonds) of US and foreign issuers, including securities in default. Compared to investment grade bonds, junk bonds generally pay higher yields but have higher volatility and higher risk of default on payments. The Fund may invest up to 20% of total assets in US dollar or foreign currency denominated bonds of issuers located in countries with new or emerging securities markets. The Fund may have exposure of up to 15% of total assets in foreign currencies.




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